Exhibit 99.1

ReneSola Ltd Announces Notice of Annual General Meeting

JIASHAN, China, August 8, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced that its annual general meeting (the “AGM”) will be held at 1:00 p.m. Beijing/Hong Kong time (1:00 a.m. U.S. Eastern Time) on September 9, 2011 at Latham & Watkins LLP, 49/F Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai, China.

Copies of the notice of AGM, proxy form and poll card are available on ReneSola’s investor relations website at http://www.renesola.com.

AGM Resolutions

The following resolutions to be proposed at the AGM will require a simple majority of the votes cast by the shareholders present in person or by proxy:

1.	To receive, consider and approve the financial statements for the year ended December 31, 2010, together with the reports of the auditors thereon.

2.	To re-elect Mr. Xianshou Li as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's Articles of Association.

3.	To authorize the Directors to re-appoint Deloitte Touche Tohmatsu CPA Ltd. as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts are laid.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:        +86-573-8473-9011
Email:    ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:        +86-10-8520-6284
Email:    sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:      +1-646-460-9989
Email:  sol@ogilvy.com